SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                                VERSO PAPER CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    92531L108
                                 (CUSIP Number)

                                February 17, 2009
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     |_|  Rule 13d-1(b)
     |X|  Rule 13d-1(c)
     |_|  Rule 13d-1(d)


                              (Page 1 of 15 Pages)

----------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1534 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      The Ospraie Portfolio Ltd.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES** |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON**

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Ospraie Management, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES** |_|

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON**

      OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Ospraie Holding I, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES** |_|

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON**

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Ospraie Management, Inc.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES** |_|

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON**

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Dwight Anderson
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES** |_|

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON**

      IN
--------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:

      The name of the issuer is VERSO PAPER CORP. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:

      The Company's principal executive offices are located at 6775 Lenox Center Court, Suite 400, Memphis, Tennessee 38115.

Item 2(a).     Name of Person Filing:

      This statement is filed by:

            (i) The Ospraie Portfolio Ltd., a Cayman Islands exempted company ("Portfolio");

            (ii) Ospraie Management, LLC, a Delaware limited liability company ("Investment Manager");

            (iii) Ospraie Holding I, L.P., a Delaware limited partnership
                  ("Ospraie Holding");

            (iv) Ospraie Management, Inc., a Delaware corporation ("Ospraie Management"); and

            (v)   Dwight Anderson ("Mr. Anderson").

      The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

      The address of the business office of each of the Reporting Persons other than Portfolio is 320 Park Avenue, 27th Floor, New York, New York 10022, U.S.A. The address of the office of Portfolio is c/o M&C Corporate Services Limited, PO Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Item 2(c).     Citizenship:

      Portfolio is a Cayman Islands exempted company. Investment Manager is a limited liability company organized under the laws of the State of Delaware. Ospraie Holding is a limited partnership organized under the laws of the State of Delaware. Ospraie Management is a corporation organized under the laws of the State of Delaware. Mr. Anderson is a United States citizen.

Item 2(d).     Title of Class of Securities:

      Common Stock.

Item 2(e).     CUSIP Number:

      92531L108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

              (a) |_| Broker or dealer registered under Section 15 of the Act,

              (b) |_| Bank as defined in Section 3(a)(6) of the Act,

              (c) |_| Insurance Company as defined in Section 3(a)(19) of the
                      Act,

              (d) |_| Investment Company registered under Section 8 of the
                      Investment Company Act of 1940,

              (e) |_| Investment Adviser in accordance with Rule
                      13d-1 (b)(1)(ii)(E),

              (f) |_| Employee Benefit Plan or Endowment Fund in accordance
                      with 13d-1 (b)(1)(ii)(F),

              (g) |_| Parent Holding Company or control person in accordance
                      with Rule 13d-1 (b)(1)(ii)(G),

              (h) |_| Savings Association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act,

              (i) |_| Church Plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act of 1940,

              (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check the box.[X]

Item 4.        Ownership.

A.       The Ospraie Portfolio Ltd.

         (a) Amount beneficially owned:  0 shares of Common Stock.
         (b) Percent of Class:  0%.
         (c) Number of shares as to which such person has:
             (i)   sole power to vote or direct the vote:              0
             (ii)  shared power to vote or direct the vote:            0
             (iii) sole power to dispose or direct the disposition:    0
             (iv)  shared power to dispose or direct the disposition:  0

B.       Ospraie Management, LLC

         (a) Amount beneficially owned: 0 shares of Common Stock.
         (b) Percent of class: 0%
         (c) Number of shares as to which such person has:
             (i)   Sole power to vote or direct the vote:              0
             (ii)  Shared power to vote or direct the vote:            0
             (iii) Sole power to dispose or direct the disposition:    0
             (iv)  Shared power to dispose or direct the disposition:  0

C.       Ospraie Holding I, L.P.

         (a) Amount beneficially owned: 0 shares of Common Stock.
         (b) Percent of class: 0%
         (c) Number of shares as to which such person has:
             (i)   Sole power to vote or direct the vote:              0
             (ii)  Shared power to vote or direct the vote:            0
             (iii) Sole power to dispose or direct the disposition:    0
             (iv)  Shared power to dispose or direct the disposition:  0

D.       Ospraie Management, Inc.

         (a) Amount beneficially owned:  0 shares of Common Stock.
         (b) Percent of class: 0%
         (c) Number of shares as to which such person has:
             (i)   Sole power to vote or direct the vote:               0
             (ii)  Shared power to vote or direct the vote:            0
             (iii) Sole power to dispose or direct the disposition:    0
             (iv)  Shared power to dispose or direct the disposition:  0

E.       Dwight Anderson

         (a) Amount beneficially owned: 0 shares of Common Stock.
         (b) Percent of class: 0%
         (c) Number of shares as to which such person has:
             (i)   Sole power to vote or direct the vote:  0
             (ii)  Shared power to vote or direct the vote: 0
             (iii) Sole power to dispose or direct the disposition:  0
             (iv)  Shared power to dispose or direct the disposition: 0

Item 5.        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.        Identification and Classification of Members of the Group.

      See Item 2. Due to the relationships between them, the Reporting Persons may have been deemed to constitute a "group" with one another under Section 13(d) when they beneficially owned shares of the Company. The Reporting Persons disclaim the existence of a group with one another.

Item 9.        Notice of Dissolution of Group.

      Not applicable.

Item 10.       Certification.

      Each of the Reporting Persons hereby makes the following certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 17, 2009

                                       OSPRAIE MANAGEMENT, LLC
                                       By:  Ospraie Holding I, L.P.,
                                            its Managing Member

                                       By:  Ospraie Management, Inc.,
                                            its General Partner

                                       By:  /s/  Michael Wasserman
                                            --------------------------
                                            Michael Wasserman
                                            Authorized Signatory


                                       OSPRAIE HOLDING I, L.P.
                                       By:  Ospraie Management, Inc.,
                                            its General Partner

                                       By:  /s/  Michael Wasserman
                                            --------------------------
                                            Michael Wasserman
                                            Authorized Signatory


                                       OSPRAIE MANAGEMENT, INC.,

                                       By:  /s/  Michael Wasserman
                                            --------------------------
                                            Michael Wasserman
                                            Authorized Signatory


                                       THE OSPRAIE PORTFOLIO LTD.

                                       By:  Ospraie Management, LLC,
                                            its Investment Manager

                                       By:  Ospraie Holding I, L.P.,
                                            its Managing Member

                                       By:  Ospraie Management, Inc.,
                                            its General Partner

                                       By:  /s/  Michael Wasserman
                                            --------------------------
                                            Michael Wasserman
                                            Authorized Signatory

                                       DWIGHT ANDERSON

                                       By:  /s/  Michael Wasserman
                                            --------------------------
                                            Michael Wasserman, Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit 99.1 -  Joint Filing Agreement

Exhibit 99.2 -  Power of Attorney, dated June 27, 2008, granted by Dwight
                Anderson in favor of Michael Wasserman, Eric Vincent and Michael Fischer (incorporated by reference to Exhibit 99.2 of the Schedule 13G filed by the reporting persons July 3, 2008 with respect to the Company).